

October 30, 2009

Mr. W. King Grant
Executive Vice President and CFO
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112

> **Re: Gasco Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Response letter dated August 10, 2009**
> **File No. 1-32369**

Dear Mr. Grant:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements, page 61

Notes to Consolidated Financial Statements, page 69

Note 13 – Income Taxes, page 95

1.   Please explain to us the nature of the deferred tax asset totaling $65.3 million for "oil and gas property impairment" at December 31, 2007, and also why the asset was eliminated by December 31, 2008.

2.   Please explain to us the nature of deferred tax liabilities for oil and gas property and other property, plant and equipment totaling $12.9 million and $8.9 million, respectively, at December 31, 2007, and the reason for these liabilities being eliminated and a deferred tax asset of $15.1 million being recorded by December 31, 2008.

3.   Please reconcile the decrease in your valuation allowance from 2007 to 2008 of approximately $19.3 million, as disclosed in the table of your deferred tax assets

and liabilities, and the 2008 impact on deferred tax expense of approximately $6.3, as disclosed in the analysis of 2008 income tax provision.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief
Accountant